July 7, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St., N.W.
Washington, DC  20549
Attn:    Mr. Jim B. Rosenberg, Sr. Assistant Chief Accountant

Re:      Enzo Biochem, Inc.
         Form 10-K for the FYE 7/31/04, filed 10/14/04
         File no. 001-09974
         Comment Letter dated 6/16/05

Ladies and Gentlemen:

In response to your requests made in a letter dated June 16, 2005, we are pleased to provide you with the following information:

QUESTION 1A. QUANTIFY CHANGES IN ESTIMATES OF PRIOR PERIOD CONTRACTUAL
ADJUSTMENTS
--------------------------------------------------------------------------------

The process the Company uses to determine its estimate of the contractual allowances for its laboratory services is based upon a rolling monthly weighted average of historical reimbursement statistics. The Company calculates the weighted average of these statistics over a twenty four month period. This statistics development process captures the aggregate reimbursements (cash applied) for a given month and compares that to the original gross invoiced amounts (the gross billing is based upon the same standard fee schedule for all payers) in the aggregate, by the respective billable party categories (i.e. Medicare and third party payers). The Company calculates monthly the relationship between the original aggregate amounts billed and the aggregate reimbursement amounts and uses this to determine the expected percentage which will be collected, by billable party. The reciprocal percentage of the expected percentage is the estimate of contractual allowance percentage used by the Company.

The Company adjusts for final settlements on a prospective basis by adjusting the contractual allowance percentage using the aforementioned rolling monthly weighted average historical reimbursement statistics. The Company's process captures the actual aggregate settlements on a monthly basis as the reimbursements are received and applied to the aggregate open accounts receivable; whereby the above weighted average is consistently being adjusted for the future period on an on going basis. The Company also reviews these statistics by billable party quarterly to determine if there are any adverse trends and for any reimbursement policy changes for any given billable party and makes the necessary change to the contractual allowance percentage.

During the fiscal years ended July 31, 2004, 2003, and 2002, the contractual allowance percentages, determined using the rolling monthly weighted average historical reimbursement statistics, were 60.9%, 56.7%, and 51.4%, respectively.

Q1B. QUANTIFY THE REASONABLY POSSIBLE EFFECTS THAT A CHANGE IN ESTIMATE OF UNSETTLED AMOUNTS FROM 3RD PARTY PAYERS AS OF THE LATEST BALANCE SHEET DATE COULD HAVE ON FINANCIAL POSITION AND OPERATIONS
--------------------------------------------------------------------------------

The Company projects (by using a sensitivity analysis) that each 1% change in the contractual allowance percentage could result in a change in the net accounts receivable and clinical laboratory services revenue of $340,000, as of and for the fiscal year ended July 31, 2004. The Company will disclose a sensitivity analysis effect in future MD&A discussions.

Q1C. QUANTIFY PAYER MIX CONCENTRATIONS AND RELATED AGING OF ACCOUNTS RECEIVABLE.
--------------------------------------------------------------------------------

The Company's gross billing for laboratory services is based upon the Company's standard fee schedule which is used for all patient payers, self payers, third party payers and Medicare providers. The aging of the accounts receivable is maintained using the gross billed amount and is aged by the invoice date. See Table 1: Gross Billing Payer Mix Concentration and Table 2 Aging of Gross Accounts Receivable for fiscal years ending July 31, 2004, 2003, and 2002.

Q1D. AMOUNTS PENDING APPROVAL FROM THIRD PARTY PAYERS
-----------------------------------------------------

The Company views its net accounts receivable as the total amount pending future approval from third party payers. See Table 3: Accounts Receivable Net of Allowances as of July 31, 2004, 2003, 2002. The Company includes in self pay its self payers plus amounts that have been denied by third party payers, balance billing for unpaid amounts from third party payers, and deductibles and co-payments. The Company does not maintain historical percentages for amounts that get reclassified into self pay. See Table 4: Bridging Gross Accounts Receivable to Net for Clinical Lab Operations for the respective fiscal years.

Q2. ALLOWANCE FOR DOUBTFUL ACCOUNTS
-----------------------------------

The Company utilizes a historical collection analysis to establish allowances for doubtful accounts for each receivable category, which considers the aging of the receivables and results in an increase in the allowances as the aging of the related receivables increases. The Company believes collection of receivables from self payers is subject to credit risk and the patient's ability to pay.

The allowance for doubtful accounts also includes the uncollectible balances from third party payers for the insufficient diagnosis information received from the ordering physician, which result in denials of payment. In addition, the allowance is increased when a receivable from a third party or HMO remains open due to a denial of coverage based upon the provider relationships. The Company writes off 100% of all accounts receivable (for all payers) over 300 days as it assumes all these accounts are uncollectible. The written off amounts are kept on the aging for internal purposes. The Company also sets up reserves for accounts under 300 days old. The Company adjusts the estimate for any recoveries on an ongoing basis through the above historical collection analysis.

Q3 CONTROLS AND PROCEDURES, PAGE 34
-----------------------------------

We will modify the final paragraph of the Controls and Procedures disclosure in our future filings, as follows:

Conclusions. Based upon the Controls and Procedures Evaluation, our CEO and CFO have each concluded that: 1.) our Disclosure Controls and Procedures are effectively designed to ensure that information required to be disclosed in the reports the Company files or submits is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms; 2.) our Disclosure Controls and Procedures ensure that information required to be disclosed is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure; and 3.) our Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

Q4 POLICY FOR DETERMINING WHEN AN ALLOWANCE IS RECOGNIZED FOR A RECEIVABLE OR WHEN ONE IS WRITTEN OFF
--------------------------------------------------------------------------------

The allowance for doubtful accounts is estimated based on our historical collection experience using a retrospective collection analysis, and accounts receivable aging models based on thresholds for age. The Company utilizes historical uncollectible amounts by payer mix and uses this data to determine the allowance for doubtful accounts by respective payer mix. The Company writes off 100% of all accounts receivable (for all payers) over 300 days as it assumes all these accounts are uncollectible. The written off amounts are kept on the aging for internal purposes. The Company also provides for accounts under 300 days old.

Q5 - REVENUE RECOGNITION, PAGE F-8
----------------------------------

The Company has certain non exclusive supply agreements with distributors. These distributors report their shipments of products to their customers and their corresponding manufacturing and processing costs for these shipped products. The Company records the revenue from these supply agreements net of the distributors' manufacturing and processing costs.

During the fiscal years ended July 31, 2004, 2003, and 2002, the manufacturing and processing cost of these products sold was $7.4 million, $7.0 million, and $6.5 million, respectively.

With respect to EITF 01-9, issues 3-6:

Issue 3--Under what circumstances should up-front nonrefundable consideration given by a vendor to a customer be recognized as an asset of the vendor rather than an immediate charge in the vendor's income statement?

We  have  never  paid  up-front  nonrefundable   consideration  to  any  of  our
distributors or their customers.

Issue 4--If a vendor offers a sales incentive voluntarily and without charge to customers that is exercisable by a customer as a result of a single exchange transaction, when should the vendor recognize and how should the vendor measure the cost of the sales incentive if it will not result in a loss on the sale of a product or service?

We do not offer sales incentives.

Issue 5--For the sales incentive described in Issue 4, when should the vendor recognize and how should the vendor measure the cost of the sales incentive if it will result in a loss on the sale of a product or service?

Not applicable.

Issue 6--If a vendor offers a customer a rebate or refund of a specified amount of cash consideration that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period, when should the vendor recognize and how should the vendor measure the cost of the offer?

We don't offer rebates or refunds for any reason.

Q6 NOTE 7 - LITIGATION, PAGES F-13 TO F-15
-------------------------------------------

The second paragraph of the note describes a shareholder complaint alleging, among other things, securities fraud, and is entitled Glaser et al. vs. Gross and officers and directors of Enzo.

As required by Reg 229.103 of Reg S-K, the information provided includes: the name of the court in which proceedings are pending, date proceedings were instituted, the principal parties to the proceedings, a description of the facts underlying the proceedings, and the relief sought, which is in excess of 10% of our consolidated current assets.

The company believes it has complied with SFAS 5, paragraphs 8-10, because, in the opinion of management, it is not probable that a liability has been incurred and therefore no accrual has been made for a loss contingency. It is also the opinion of management that there is a less than reasonable possibility that a loss has been incurred and therefore, no estimate of the possible loss or range of loss has been given.

The sixth paragraph of the note describes a complaint made by Roche against Enzo. The information provided includes: the name of the court in which proceedings are pending, date proceedings were instituted, the principal parties to the proceedings, a description of the facts underlying the proceedings, and the relief sought.

It is the opinion of management that it is not probable that a liability has been incurred and therefore no accrual has been made for a loss contingency. It is also the opinion of management that there is a less than reasonable possibility that a loss has been incurred and therefore, no estimate of the possible loss or range of loss has been given.

The status of these complaints was updated in Part II, Item 1 of our April 30, 2005 10-Q filing made on June 9, 2005. Developments described in that filing strengthen management's opinion that there is a less than reasonable possibility that any losses have been incurred.

In connection to our response to your comments, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K.

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K filing.

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/ Barry W. Weiner
President, Chief Financial Officer and Director

Enzo Biochem                                               TABLE 1
Gross Billing Payer Mix Concentration

CATEGORY                       7/31/2004                        7/31/2003                          7/31/2002
--------------------------------------------------------------------------------------------------------------------------
MEDICARE                       31,231,104       32%             29,495,752        32%              26,825,154         28%
THIRD PARTY PAYERS             38,075,053       39%             35,218,146        38%              36,426,400         38%
PATIENT-SELF PAY               10,766,915       11%             10,385,728        11%              10,885,916         11%
HMO'S                          18,625,752       19%             17,113,657        19%              22,617,119         23%
                   --------------------------------------------------------------------------------------------------------
TOTAL                          98,698,824      100%             92,213,283       100%              96,754,589        100%
                   ========================================================================================================



TABLE 2             ENZO CLINICAL LABS, INC
                    AGING OF GROSS ACCOUNTS RECEIVABLE AS OF 07/31/2004
                    ------------------------------------------------------------------------------------------------------------
                                                 31             61           91
                                                 to             to           to     Greater than
                                   30            60             90          120              120       Grand total       As %
CATEGORY           ------------------------------------------------------------------------------------------------------------
--------
MEDICARE                    4,485,639     3,282,602      1,279,771      936,898        5,638,539       15,623,449          31%
THIRD PARTY PAYERS          5,692,879     3,608,284        591,901      430,836          223,416       10,547,316          21%
PATIENT-SELF PAY            2,320,132       988,526        609,957      442,580        6,513,234       10,874,429          22%
HMO'S                       2,167,120     2,196,744        849,797    1,655,237        5,857,900       12,726,798          26%
                   -------------------------------------------------------------------------------------------------------------
TOTAL                      14,665,770    10,076,156      3,331,426    3,465,551       18,233,089       49,771,992         100%
                   =============================================================================================================



                   ENZO CLINICAL LABS, INC
                   AGING OF GROSS ACCOUNTS RECEIVABLE AS OF 07/31/2003
                   --------------------------------------------------------------------------------------------------------------
                                                31              61           91
                                                to              to           to     Greater than
                                   30           60              90          120              120       Grand total       As %
CATEGORY           -------------------------------------------------------------------------------------------------------------
--------
MEDICARE                    3,597,991    1,114,349         728,684      852,398        2,327,078        8,620,500         17%
THIRD PARTY PAYERS          4,987,937    1,855,847         587,766      399,351        1,165,388        8,996,289         17%
PATIENT-SELF PAY            2,593,674    1,411,242         625,837      845,335        8,410,099       13,886,187         27%
HMO'S                       1,870,776    2,245,810       1,352,557    1,291,647       13,708,640       20,469,430         39%
                   --------------------------------------------------------------------------------------------------------------
TOTAL                      13,050,378    6,627,248       3,294,844    3,388,731       25,611,205       51,972,406        100%
                   ==============================================================================================================


                   ENZO CLINICAL LABS, INC
                   AGING OF GROSS ACCOUNTS RECEIVABLE AS OF 07/31/2002
                   --------------------------------------------------------------------------------------------------------------
                                                31              61           91
                                                to              to           to     Greater than
                                    30          60              90          120              120       Grand total       As %
CATEGORY           --------------------------------------------------------------------------------------------------------------
--------
MEDICARE                     3,180,383     679,424          42,814       51,071          585,623        4,539,315          7%
THIRD PARTY PAYERS           5,061,887   1,333,796         701,876      592,602        6,576,426       14,266,587         22%
PATIENT-SELF PAY             1,516,424     779,172         806,427      572,575       11,011,246       14,685,844         22%
HMO'S                        1,912,653   1,099,328       1,188,198      963,368       27,018,281       32,181,828         49%
                   -------------------------------------------------------------------------------------------------------------
TOTAL                       11,671,347   3,891,720       2,739,315    2,179,616       45,191,576       65,673,574        100%
                   =============================================================================================================


Enzo Biochem                                       TABLE 3
Accounts Receivable Net of Allowances

                                                7/31/2004          7/31/2003          7/31/2002
------------------------------------------------------------------------------------------------
CATEGORY
--------
MEDICARE                                        3,830,010          1,880,098          1,163,661
THIRD PARTY CARRIERS                            4,227,131          3,372,415          4,792,067
PATIENT-SELF PAY                                4,580,187          6,117,059          5,748,353
HMO'S                                             479,322          3,025,446          2,119,032
                                       ---------------------------------------------------------
Clinical Labs accounts receivable, net         13,116,650         14,395,018         13,823,113
Life Sciences accounts receivable, net          1,677,717          2,871,295          6,444,402
                                       ---------------------------------------------------------
Consolidated accounts receivable, net          14,794,367         17,266,313         20,267,515
                                       =========================================================


Enzo Biochem                                                       TABLE 4
Bridging Gross Accounts Receivable to Net
                                                                  IN $000'S

                                                           7/31/04                       7/31/03                      7/31/02
                                                           -------                       -------                      -------
 Clinical Labs - gross aged accounts receivable             49,772                        51,972                       65,674
 Add: unbilled billable receivable                           5,426                         4,160                        7,595
                                                            ------                        ------                       -----
                                                            55,198                        56,132                       73,269
 Less: uncollectible accounts written off*                 (12,539)*                     (16,908)*                    (38,524)*
                                                           --------                      --------                     --------
                                                            42,659                        39,224                       34,745
 Contractual allowance @                       60.92%      (25,988)           56.70%     (22,240)          51.35%     (17,842)
                                                           --------                      --------                     --------
                                                            16,671                        16,984                       16,903
 Allowance for uncollectible                                (3,554)                       (2,589)                      (3,080)
                                                            -------                       -------                      -------
 Clinical Labs - accounts receivable, net                   13,117                        14,395                       13,823
 Life Sciences - accounts receivable, net                    1,677                         2,871                        6,444
                                                         -------------                  ------------                 ------------
 CONSOLIDATED ACCOUNTS RECEIVABLE, NET                      14,794                        17,266                       20,267
                                                         =============                  ============                 ============



* The Company assumes all accounts over 300 days are uncollectible and therefore written off. The amounts are kept on the aging for internal purposes